UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Sapient Industries, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 12, 2017

Physical address of issuer
1735 Market Street, Philadelphia, PA 19103, USA

Website of issuer
http://sapient.industries

Name of the Intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba “Republic”

CIK number of the Intermediary
0001751525

SEC file number of the Intermediary
007-00167

CRD number, if applicable, of the Intermediary
283874

Name of qualified third party “Escrow Agent” which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest
2.0% of the Securities being issued in this Offering

Type of security offered
Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of the Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from the Target Offering Amount)
$1,070,000.00

Deadline to reach the Target Offering Amount
April 30, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (December 31, 2017)	Prior fiscal year-end (December 31, 2016)
Total Assets	$26,171.00	$0.00
Cash & Cash Equivalents	$26,171.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$75,000.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$48,928.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

JANUARY 30, 2019

FORM C

Up to $1,070,000.00

Sapient Industries, Inc.



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "***Form C***") is being furnished by Sapient Industries, Inc, a Delaware corporation (the "***Company***," as well as references to "***we***," "***us***," or "***our***"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "***Securities***"). Investors purchasing the Securities are sometimes referred to herein as "***Purchasers***." The Company intends to raise at least $25,000.00 (the "***Target Offering Amount***" or "***Minimum Amount***") and up to $1,070,000.00 (the "***Maximum Amount***") from Purchasers in the offering of the Securities described in this Form C (this "***Offering***"). The minimum amount of the Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of Purchasers are set forth below in the section entitled "*The Offering and the Securities—The Securities.*" In order to purchase the Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary (as defined below) has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "***Intermediary***"). The Intermediary will be entitled to receive 6% of the cash proceeds and 2.0% of the Securities being issued in this Offering related to the purchase and sale of the Securities, as shown below:

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$50.00	$3.00	$47.00
Aggregate Minimum Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Purchasers must rely on their own examination of the issuer and the terms of this Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "*SEC*") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other literature. These Securities are offered under an exemption from registration; however, neither the SEC nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "*Securities Act*") and pursuant to Regulation Crowdfunding (§ 227.100 et seq.), as amended ("*Regulation CF*") must file a report with the SEC annually and post the report on its website at http://sapient.industries no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this Offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C is January 30, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d));

(3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) The Company has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and (6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIMETRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

EXHIBIT D

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2020.

Once posted, the annual report may be found on the Company's website at: http://sapient.industries.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company is a Delaware corporation, formed on April 12, 2017.

The Company is located at 1735 Market Street, Philadelphia, PA and has a website located at http://sapient.industries.

The Company primarily conducts business from its headquarters in Philadelphia, PA.

The information available on or through the Company's website is not a part of this Form C. In making an investment decision with respect to the Securities, you should only consider the information contained in this Form C.

The Business

The Company operates Sapient, an enterprise platform that hosts, runs, and controls a building-wide deployment of smart outlets (the "***Product***"). Coupling smart outlets with a centralized application allows for improved management and automation of assets, increased efficiency in energy consumption, and overall reductions in operating expenses. The Company uses machine learning to automate and reduce building plug load, provide costed occupancy data, and diagnose appliance under or over utilization in commercial settings.

The Offering

Minimum Amount of Securities being offered	25,000
Total Securities outstanding after Offering (if Minimum Amount reached)	25,000*
Maximum Amount of Securities being offered	1,070,000
Total Securities outstanding after Offering (if Maximum Amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor[+]	$50.00
Offering deadline	April 30, 2019
Use of proceeds	See the description in the section "Use of Proceeds."
Voting Rights	The Securities have no voting rights at present or when converted. See the description in the section "Voting and Control."

*The total number of the Securities outstanding is subject to increase in an amount equivalent to the Intermediary's commission of 2.0% of the Securities issued in the Offering(s).
+ The Company reserves the right to amend the minimum investment amount per investor, in its sole discretion.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. At times, the Company may maintain balances in

excess of the federally insured limits. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company has a limited operating history upon which you can evaluate its performance, and accordingly, the Company's prospects must be considered in light of the risks that any new company encounters.
The Company is just beginning to implement its business plan and there can be no assurance that it will succeed. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

To date, the Company has not become profitable and relies on external financing to fund its operations.
The Company is a startup company. Since inception, the Company has relied upon issuances of securities to fund operating losses. The Company has not achieved profitable results and will incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern.

While the Company intends to become profitable in the future, it cannot assure when or if it will be able to do so. If the Company fails to raise the Minimum Amount in this Offering or fail to execute its business plan successfully, then the Company will need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly the Company can reach profitability on its operations. No assurance can be given that the Company will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If the Company is not able to raise additional capital, it will likely need to curtail its expansion plans or possibly cease operations.

The Company may have difficulty obtaining additional funding and the Company cannot assure you that additional capital will be available when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. If the Company raises additional funds through collaborations and licensing arrangements, it might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may face potential difficulties in obtaining capital.
The Company may have difficulty raising capital in the future as a result of, among other factors, its unprofitability, the inherent business risks associated with the Company, and present and future market conditions. The Company's future sources of revenue may not be sufficient to meet its future capital requirements. We will require additional funds to execute our business strategy and conduct our operations.

If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in the industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise the Company's confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of the Company's data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

Security breaches of confidential customer information, or confidential employee information may adversely affect the Company's business.

The Company's business requires the collection, transmission and retention of employee information and customer data in various information technology systems that the Company maintains and in those maintained by third parties with whom the Company contracts to provide services. The integrity and protection of that customer and employee data is critical to the Company. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of the Company's service providers could lead to an interruption in the operation of its systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

The Company depends on suppliers and contractors to meet its contractual obligations to its customers.

The Company's ability to meet its obligations to its customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements in a timely and cost-effective manner. Likewise, the quality of the Products may be adversely impacted if a contractor or a supplier of major components or subsystems for the Products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component.

The Products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed Products to us adversely affecting our business and results of operations.

Negative public opinion, including on social media, could damage the Company's reputation and adversely affect its business.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct. Negative public opinion can adversely affect the Company's ability to attract and retain customers and employees and can expose the Company to litigation and regulatory action, which may be expensive and time-consuming.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Samuel Parks and Martin Koch, who are the co-founders and executive officers of the Company. The Company has or intends to enter into an employment agreement with them, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Samuel Parks and Martin Koch or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company has no way to guarantee key personnel will stay with the Company.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company has no way to guarantee key personnel will stay with the Company, as many states may not enforce certain non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the Products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company may fail to improve the Products in a competitive, demanding and rapidly changing environment.

To succeed in a competitive industry, the Company must continually improve the Products to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which the Company must introduce and implement new technology. This requires a high level of innovation by both the Company's software developers and suppliers. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. The Company must continue to respond to market demands or the Company's business operations may be adversely affected.

The Company's future results may be affected if it is unsuccessful in its efforts to enter into agreements with commercial office real estate owners/operators and facilities managers. As a result of these and other factors, the Company's ability to introduce new or improved solutions could be adversely impacted and the Company's business would be negatively affected.

The development and commercialization of the Products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. The Company's main competitors in the B2C space are Sense, Insteon, and eve. The Company's main competitors in the B2B space are Siemens, Honeywell and Johnson Controls. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, improving and maintaining the safety and efficacy of the Products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, and regulatory penalties, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company's management may have broad discretion in how the Company uses the net proceeds of this Offering.

Unless the Company has agreed to a specific use of the proceeds from this Offering, the Company's management will have considerable discretion over the use of proceeds from this Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

The Company relies on various intellectual property rights, including patents and trademarks, in order to operate its business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of the Products infringe their intellectual property rights.
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign the Products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of the Products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Products infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant

time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company is subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has not prepared any audited financial statements.
You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company may compensate affiliates and partners for promotional activities.
Certain of the Company's existing stockholders and other affiliates and partners of the Company may be compensated as a result of their efforts to promote the success of the Company. The interests of these parties may not always coincide with the Company or purchasers of the Company's stock.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Securities

The SEC does not pass upon the merits of the Securities or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance from the SEC as it relates to this Offering.

The Company has the right to limit individual Purchasers' commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney before transferring his or her Securities.

Purchasers should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that Purchasers may be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Exchange Act, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

There is no guarantee of a return on Purchaser's investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering Deadline and to end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held with the Escrow Agent while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. You have the right to cancel your investment in the event the Company extends the Offering. If you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached. Before the new offering deadline is reached, if the Company does not receive the Minimum Amount, your investment will be returned to you without interest or deduction, or if the Company receives the Minimum Amount, funds will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Offering Amount after 21 calendar days but before the Offering Deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is generally under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

The Securities do not provide Purchasers with voting rights, and even upon the conversion of the Securities to CF Shadow Securities (which cannot be guaranteed), Purchasers will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the Purchasers are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders, but will instead be treated the same as common equity holders and are therefore unlikely to recover any assets in the event of a dissolution or bankruptcy.

In a dissolution or bankruptcy of the Company, Purchasers which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a Liquidity Event (as defined below), may Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

There is no present market for the Securities and the Company has arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The

Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company may never elect to convert the Securities or undergo a Liquidity Event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a Liquidity Event occurs, Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The CF Shadow Securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent financings.
The CF Shadow Securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence Purchasers will be subject to dilution in an unpredictable amount. Such dilution may reduce Purchaser's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including Purchasers. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

The CF Shadow Securities may be substantially different from other equity securities offered or issued at the time of conversion.
The Company may issue to Purchasers equity securities that are materially distinct from equity securities it will issue in the future. The CF Shadow Securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the Securities) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in equity securities. The Company may not provide Purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of the Company's equity securities. This paragraph does not purport to be a complete summary of all such distinctions.

While the Securities provide for mechanisms whereby a Purchaser would be entitled to a return of his or her purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Securities, Purchasers may be entitled to a return of their principal amount. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the

Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company operates Sapient, an enterprise platform that hosts, runs, and controls a building-wide deployment of smart outlets. Coupling smart outlets with a centralized application allows for improved management and automation of assets, increased efficiency in energy consumption, and overall reductions in operating expenses. The Company uses machine learning to automate and reduce building plug load, provide costed occupancy data, and diagnose appliance under or over utilization in commercial settings.

History of the Business

The Company was founded in April 2017 by Samuel Parks and Martin Koch.

The Company's Products

Product	Description	Current Market
Sapient	Consists of a web-based application and smart outlets/power strips. The web application enables facilities managers to view insights, run analytics and diagnostics, control the delivery of electricity to devices throughout the building, view reports, and approve of machine-learning-generated rules that autonomously decide when to power certain devices.	Commercial real estate owners/operators and facilities managers that need a tool for understanding and reducing the operating expenses for buildings.

Competition

In the B2C space, the Company competes with Sense, Insteon, and eve. In the B2B space, the Company competes with Siemens, Honeywell and Johnson Controls.

Supply Chain and Customer Base

The Company sources its hardware from TP-Link Technologies Co., Ltd., and its affiliates (collectively, "*TP-Link*"). The Company's customer base consists of commercial real estate owners/operators and facilities managers in need of a tool for understanding and reducing the operating expenses for their buildings, their customers' buildings, and buildings they manage.

Intellectual Property

The Company has a trademark. One more trademark and two patents are currently pending.

Trademarks

Application or Registration#	Goods	Mark	File Date	Registration Date	Country
88021163	Electric control devices for energy management; energy management system consisting of software, outlets, sensors, and displays to measure and regulate energy flow to electric fixtures and other devices	Sapient	June 29, 2018	Pending	United States
88258624	Electric control devices for energy management; energy management system consisting of software, outlets, sensors, and displays to measure and regulate energy flow to electric fixtures and other devices	The mark consists of two interfacing square U shapes that form a letter 'S' in the white space between the two interfacing square U shapes.	January 11, 2019	Pending	United States

Patents

Application# or Registration#	Title	Description	File Date	Grant Date	Country
16/042,944	Techniques for Integrating Wireless Functionality in a Power Outlet	A power control device is contained within a housing and has an electric current sensor configured to measure current passing through an electric outlet during a time period, a proximity sensor configured to detect a distance of an object relative to the electric outlet during the time period, a relay switch that can open or close to stop or conduct current through a circuit in the electric outlet in response to a command, and a wireless network interface in	July 23, 2018	Pending	United States

		communication with the electric current sensor and the proximity sensor, the wireless network interface configured to transmit and receive data from the current sensor and the proximity sensor, to transmit commands to the relay switch, transmit the data to a computing device, and receive commands from the computing device.			
62/626,994	Custom power outlet socket with integrated wireless functionality	A custom outlet module is contained within a housing and has an electric current sensor configured to measure current passing through an electric outlet during a time period, a proximity sensor configured to detect a distance of an object relative to the electric outlet during the time period, a relay switch that can open or close to stop or conduct current through a circuit in the electric outlet in response to a command, and a wireless network interface in communication with the electric current sensor and the proximity sensor, the wireless network interface configured to transmit and receive data from the current sensor and the proximity sensor, to transmit commands to the relay switch, transmit the data to a computing device, and receive commands from the computing device.	February 6, 2018	Pending	United States

Governmental/Regulatory Approval and Compliance

The Company is not subject to any unique regulatory requirements. However, the Company sources its hardware from TP-Link, which may be subject to regulatory requirements.

Litigation

To the Company's knowledge, there are no existing legal suits pending or threatened, against the Company.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500.00	6.00%	$64,200.00
Estimated Attorney Fees	6.00%	$1,500.00	0.14%	$1,500.00
Estimated Accountant Fees	10.00%	$2,500.00	0.23%	$2,500.00
General Marketing	10.00%	$2,500.00	3.00%	$32,100.00
Research and Development	33.00%	$8,250.00	28.63%	$306,300.00
General Working Capital	35.00%	$8,750.00	62.00%	$663,400.00
Total	**100.00%**	**$25,000.00**	**100.00%**	**$1,070,000.00**

This Use of Proceeds chart does not reflect fees payable by the Company to the Escrow Agent and other third-party payment processors, which are due before the Company may close on the proceeds of the Offering.

The Company may alter the use of proceeds as set forth above in its sole discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers
Samuel Parks

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder, Co-Chief Executive Officer, Director, Sapient Industries, Inc. (April 2017 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-founder, Co-Chief Executive Officer, Director, Sapient Industries, Inc. (April 2017 – present). Mr. Parks manages the Company's product development.

Education
University of Pennsylvania, BA in Applied Physics, 2016.

Name
Martin Koch

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder, Co-Chief Executive Officer, Director, Sapient Industries, Inc. (April 2017 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-founder, Co-Chief Executive Officer, Director, Sapient Industries, Inc. (April 2017 – present). Mr. Koch manages the Company's operations and business development.

General Manager and a Board of Directors Member, the Student Federal Credit Union (September 2014 - September 2016). Mr. Koch ran day-to-day operations of the business, managing several dozen employees and participating in executive decision-making.

Education
The Wharton School at University of Pennsylvania, Legal Studies (dropped out).

Name
Nirmal Roy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Sapient Industries, Inc. (April 2018 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director, Sapient Industries, Inc. (April 2018 – present). Mr. Roy participates in ratifying the Board Resolutions.

Managing Partner, Foundation Capital Partners (July 2017 – Present). Mr. Roy is responsible for implementing Foundation Capital Partner's overall investment strategy and overseeing its operations.

Partner and Investment Analyst, BHR Capital (February 2011 - February 2017). Mr. Roy was responsible for all real estate related investments globally.

Education
University of Pennsylvania - Wharton Undergraduate School of Business - Bachelor of Science in Economics - Real and Finance Concentration, Spanish Minor, 2006

Name
Stephen Martin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director of Engineering, Sapient Industries, Inc. (April 2017 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of Engineering, Sapient Industries, Inc. (April 2017 – present). Mr. Martin manages the Company's product and backend development.

VP of Software Development, Microdesk, Inc. (March 2001 - January 2018). Mr. Martin managed the Software Development professional services division of approximately 10 software engineers.

Education
Civil Engineering, Drexel University, BS in Civil Engineering, 1998.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	6,583,476
Voting Rights	One vote per share of Common Stock.
Anti-Dilution Rights	Shareholders of Common Stock do have anti-dilution rights, including the right of first refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	95.91%

Type of security	Series A Preferred Stock
Amount outstanding	280,896
Voting Rights	One vote per share of Series A Preferred Stock.
Anti-Dilution Rights	Shareholders of Series A Preferred Stock do have anti-dilution rights, including the right of first refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	4.09%

The Company has the total outstanding debt in the amount of $477,008.45 as follows:

Type of Debt	Name of Creditor	Amount Outstanding	Interest rate and payment schedule	Maturity Date	Other material terms
Convertible Promissory Note	Sapient Investment, LLC	$330,440.02	16.00%, compounding annually	December 31, 2022	No amortization schedule and no collateral or security
Convertible Promissory Note	Christopher Stanley	$10,372.75	16.00%, compounding annually	December 31, 2022	No amortization schedule and no collateral or security
Convertible Promissory Note	Matthew Ramer	$25,586.22	16.00%, compounding annually	December 31, 2022	No amortization schedule and no collateral or security
Convertible Promissory Note	Nirmal Roy	$10,246.98	16.00%, compounding annually	December 31, 2022	No amortization schedule and no collateral or security
Convertible Promissory Note	Claus Pramer	$10,159.85	16.00%, compounding annually	December 31, 2022	No amortization schedule and

					no collateral or security
Convertible Promissory Note	Alex de la Fuente	$15,202.64	16.00%, compounding annually	December 31, 2022	No amortization schedule and no collateral or security
Convertible Promissory Note	Leo Biselman	$25,000.00	16.00%, compounding annually	December 31, 2022	No amortization schedule and no collateral or security
Convertible Promissory Note	Kenneth Shapiro	$50,000.00	16.00%, compounding annually	December 31, 2022	No amortization schedule and no collateral or security

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Maturity Date	Exemption from Registration Used or Public Offering
Convertible Promissory Note	$50,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	July 1, 2017	April 1, 2019	Section 4(a)(2)
Convertible Promissory Note	$25,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	December 11, 2017	April 1, 2019	Section 4(a)(2)
Convertible Promissory Note	$295,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	April 25, 2018	December 31, 2022	Section 4(a)(2)
Convertible Promissory Note	$10,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	October 31, 2018	December 31, 2022	Section 4(a)(2)
Convertible Promissory Note	$10,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	October 31, 2018	December 31, 2022	Section 4(a)(2)
Convertible Promissory Note	$10,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	November 30, 2018	December 31, 2022	Section 4(a)(2)

Convertible Promissory Note	$25,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	December 3, 2018	December 31, 2022	Section 4(a)(2)
Convertible Promissory Note	$10,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	December 21, 2018	December 31, 2022	Section 4(a)(2)
Convertible Promissory Note	$15,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	December 27, 2018	December 31, 2022	Section 4(a)(2)
Convertible Promissory Note	$25,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	January 29, 2019	December 31, 2022	Section 4(a)(2)
Convertible Promissory Note	$50,00.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	January 29, 2019	December 31, 2022	Section 4(a)(2)

All Convertible Promissory Notes were issued without valuation caps and with a 20% discount upon conversion.

Valuation

There has been no formal valuation of the Company. Purchasers are encouraged to determine their own independent value of the Company prior to investing.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Samuel Parks	34.77%
Martin Koch	34.77%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements, which have been reviewed by an independent CPA are attached hereto as Exhibit A.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to utilize the capital raised in this Offering as stated in the Use of Proceeds table.

Liquidity and Capital Resources

The Offering proceeds are important to the Company's operations. The Company plans to use the proceeds from this Offering as set forth above in the Use of Proceeds table.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future other than those listed in the Use of Proceeds table above and as described in the Offering Page, which is attached as Exhibit C to this Form C.

Trends and Uncertainties

After reviewing this Form C in its entirety and the Company's current business plan, Purchasers should consider the trends and uncertainties that a company in this industry may be subject to, the financial health of the Company and the need for external financing and come to its own evaluation of whether to invest.

The financial statements, attached hereto as Exhibit A, are an important part of this Form C and should be reviewed in their entirety.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of the Securities for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "***Minimum Amount***"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2019 (the "***Offering Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "***Maximum Amount***") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process through the Intermediary's platform. Purchaser's funds will be held in escrow with the Escrow Agent until the Minimum Amount is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum

Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive the Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The subscription process through the Intermediary's platform is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has been determined and arbitrarily set at $1.00. The minimum amount that an Investor may invest in the Offering is $50.00.

In the event two multiples of the Target Offering Amount is reached prior to April 30, 2019, the Company may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Purchasers who committed on or before such notice will have until the 48 hours prior to the new offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closings, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a closing if there will be more than 21 days remaining before April 30, 2019.

The Company may only conduct another closing before April 30, 2019 if at the time of such proposed closing (i) the amount of investment commitments to the Offering exceeds two multiples of the collective amount committed at the time of the last closing, and (ii) more than 21 days remain before April 30, 2019.

The Company has agreed to return all funds to Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closings.

The Offering is being made through the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities for the purpose of this Offering.

The Securities

We request that you please review our organizational documents and the Securities in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold), the Company's authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.00001 per share, of which 6,683,476 common shares will be issued and outstanding; and (ii) 3,000,000 shares of preferred stock, par value $0.00001 per share, of which 280,896 preferred shares will be issued and outstanding;

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "*Equity Financing*"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not have the right to vote on any matters except as required by law, (2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote, and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, Purchasers will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "*Purchase Amount*") by:

(a) the quotient of $9,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "*SAFEs*"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "*First Financing Price*" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Securities are based off of.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("***IPO***") or Change of Control (see below) (either of these events, a "***Liquidity Event***") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $9,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Purchasers and holders of other SAFEs (collectively, the "***Cash-Out Investors***") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"***Change of Control***" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among Purchasers, all holders of other SAFEs (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "***Dissolution Event***" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Securities to the Purchaser pursuant to the conversion provisions, or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does have voting agreements in place with its current stockholders.

The Company does have shareholder/equity holder agreements in place, which includes tag-along rights, drag-along rights, and the pre-emptive rights.

Anti-Dilution Rights

The Securities may convert into a number of CF Shadow Securities based on a designated valuation cap, which is a type of anti-dilution right. However, future equity financings may still dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO, or (4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "*Member of the family*" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother /father /daughter /son/ sister/ brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Nirmal Roy, the Company's director, has been issued a Convertible Note for the principal sum of $10,000.00 together with accrued and unpaid interest in the amount of 16%, of which $10,246.98 is the Company's outstanding debt.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Martin Koch
(Signature)

Martin Koch
(Name)

Co-Chief Executive Officer
(Title)

/s/ Samuel Parks
(Signature)

Samuel Parks
(Name)

Co-Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Martin Koch
(Signature)

Martin Koch
(Name)

Director
(Title)

1/30/19
(Date)

/s/ Samuel Parks
(Signature)

Samuel Parks
(Name)

Director
(Title)

1/30/19
(Date)

/s/ Nirmal Roy
(Signature)

Nirmal Roy
(Name)

Director
(Title)

1/30/19
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page
Exhibit D   Form of Crowd SAFE

EXHIBIT A

Financial Statements

SAPIENT INDUSTRIES, INC.

Reviewed Financial Statements For The Year Ended December 31, 2017

January 29, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sapient Industries, Inc.
Philadelphia, PA

We have reviewed the accompanying financial statements of Sapient Industries, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 29, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SAPIENT INDUSTRIES, INC.
BALANCE SHEET
DECEMBER 31, 2017
_____

ASSETS

CURRENT ASSETS

Cash	$	26,171
TOTAL CURRENT ASSETS		26,171
TOTAL ASSETS		26,171

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES

Notes Payable	75,000
TOTAL LIABILITIES	75,000

SHAREHOLDERS' EQUITY

Common Stock (10,000,000 shares authorized & outstanding ; $.00001 par value)	100
Retained Earnings (Deficit)	(48,928)
TOTAL SHAREHOLDERS' EQUITY	(48,828)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 26,171

SAPIENT INDUSTRIES, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017
_____

Operating Expense		
Legal & Professional	$	39,009
General & Administrative		11,460
Advertising & Marketing		1,121
Travel		977
		52,567
Net Income from Operations		(52,567)
Other Income (Expense)		
Purchase Rebates		3,639
Net Income	$	(48,928)

SAPIENT INDUSTRIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(48,928)
Net Cash Flows From Operating Activities		(48,928)
Cash Flows From Financing Activities		
Change in Notes Payable		75,000
Issuance of Common Stock		100
Net Cash Flows From Investing Activities		75,100
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		26,171
Cash at End of Period	$	26,171

SAPIENT INDUSTRIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017

Beginning Equity	$	-
Issuance of Stock		100
Net Income		(48,928)
Ending Equity	$	(48,828)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Sapient, Inc. ("the Company") is a corporation organized under the laws of Delaware and Pennsylvania. The Company is a software developer that focuses on energy management systems.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the year ended December 31, 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through an equity crowdfund offering during 2019 and is actively attempting to identify other sources of capital. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through January 29, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporate in the federal jurisdiction of the United States. The Company sustained net operating loss for the year ended December 31, 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filing for 2017, will remain subject to review by the Internal Revenue Service until 2021.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filing in the State of Delaware for 2017 will remain subject to review by that State until 2021.

The Company is subject to income tax filing requirements in the State of Pennsylvania. The Company's tax filing in the State of Pennsylvania for 2017 will remain subject to review by that State until 2021.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018.

Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the Company issued Convertible Notes ("the Notes") to investors in the amount of $75,000 in exchange for cash for the purpose of funding continuing operations. The notes accrue interest at the rate of 6% per annum and mature on April 1, 2019. If not repaid in full as of the maturity date, then the amount outstanding under the notes, including accrued and unpaid interest, may, at the option of the note holder, convert to equity at a valuation cap of $3,000,000. The Notes may also convert automatically in the event of a qualified financing event at a 20% discount to the fair value of equity issued in connection with the qualified financing. In the event of an acquisition of the Company, the Notes shall be satisfied in cash at 1.5 times the amount outstanding under the Notes.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 29, 2019, the date that the financial statements were available to be issued.

EXHIBIT B

Video Transcript

Main video

My name is Sam Parks. I'm the cofounder and CEO at Sapient Industries. We're building a solution to address the problem of waste that normally goes unknown and untouched in everyday human lives. The macro-level problem is that we've all accepted that the little negligible contributes to waste in our buildings are ok. And so that's resulted in almost two thirds of the energy that we consume in our buildings (plug load) going completely untouched and unregulated. And so that results in nearly half of the energy that we consume being waste. We solve that problem. We've taken two standard tools: smart outlets and energy management systems and put them together to solve a solution that's really been plaguing a huge industry that nobody's really been aware of because the solutions to both individual problems have been around for a long time. It just took someone putting them together. You could be leaving the room and unplugging everything you were using until you come back and plug everything back in, but that's totally impractical. We're able to detect that, sense that that's occurring, and then automate that actually. We focus on the larger real estate development firms, construction companies, some of our biggest customers have portfolios of 13000 buildings and they're looking for one specific solution that will translate to a huge impact that they can then forward to the rest of their portfolio. When you can provide them with information like where people are, and what's being consumed and when, suddenly you're looking at almost a quarter of the energy that's needed to run a building being eliminated.

Hi I'm Sam, Hi I'm Martin, and we're the cofounders of Sapient. Outlets and the devices plugged into them are the single largest consumers of electricity in buildings today. They're also the greatest source of waste. With over 50% of the power supplied to outlets being wasted. Sapient is the only solution currently on the market that addresses electricity consumed by devices plugged into outlets. For the first time you can have high resolution control and insight into the thousands of devices in your building. In July 2018, we have 5 buildings in our sales pipeline. In February of 2019, we have 50,000, valued at one point two billion dollars in annual recurring revenue. We're raising funds on republic because we believe that it's important to solve this problem together.

Installation video

Installing the Sapient system is quick and easy. Start by setting up your building in the Sapient web application. Tell us how many floors you have, and how the rooms are configured on each floor. That informs us how many outlets and power strips to ship you. No need for electricians and sub-contractors to rewire your building. Just unpack your hardware, scan it with the Sapient mobile app, and plug in. it's that easy.

EXHIBIT C
Offering Page



Company Name	Sapient

Logo	

Headline	Use machine learning that eliminates energy waste

Cover photo	



**Hero
Image**



Tags

Eco, Real Estate, Tech, Energy

**Pitch
text**

Deal highlights

- The only enterprise plug load management system currently on the market
- Uses machine learning to optimize the delivery of energy to all the devices in a building
- Backed by BMW-MINI's Urban X, Urban Us Fund, Engage Ventures, and partnered with TP-Link
- Increased our total contract value by **1,800%** and booked revenue by **21,150%** in the last quarter
- **48,000-building** sales pipelines across current customers, equivalent to **$1.2B** in annual recurring revenue



36% of energy consumed by buildings is completely invisible

That 36% is **plug load.** Plug load is the energy consumed at each of the electrical outlets in a building. Miscellaneous devices are not managed or metered in any way but are responsible for 82% of plug load in commercial buildings.

Over the next ten years, plug load is predicted to reach nearly 45% of total building energy draw and surpass HVAC and lighting to make up the **single largest portion of a building's total energy consumption.**



The final frontier for building efficiency

Until now, it has been impossible for businesses to audit, understand, and optimize the energy that is being delivered to all of the electrical sockets in their buildings. The result of that has been billions of dollars in waste, potential safety hazards, mounting environmental impacts, and a fundamental lack of understanding of the way that buildings consume a significant portion of their total energy.


Total Building Power
SAPIENT
Plug load
+100s
bidgely
SolarCity
Schneider Electric
Johnson Controls
Honeywell
bractlet
OPOWER
DIGITAL LUMENS
SIEMENS
Heating, Cooling, Ventilation, Lighting, Water Heating, Refrigeration, Infrastructural Equipment
36%
64%

HVAC and lighting have been the poster children for building optimization and commercial IoT because they have historically been the largest combined portion of waste. But the largest efficiency gains will come from the optimization and automation of power delivery to the individual sockets that power all of the thousands of devices in our buildings, from monitors to laptops, lamps, vending machines, and countless other mission-critical devices. **Plug load is now the greatest single source of waste in commercial buildings**, and Sapient is the only solution addressing that problem.





50% of energy delivered to electrical outlets is waste
20% of commercial office space is under-utilized because of no plug load insight
30% of appliance and equipment leases are not needed, and therefore waste energy, time, and money

The Solution

Sapient systems help save on more than just energy

Are there appliances in a building that cost thousands of dollars to run every year but that could be optimized to reduce costs? Should the leases on all of the printers, vending machines, and appliances be renewed each year, or only for those devices and appliances that are actually being used and are needed by the occupants of the building? How much is the business spending to power all of the laptops, space heaters, and monitors on a particular floor, region, or the building as a whole? By metering at every socket Sapient provides insights that allow companies answer all of these questions and many more in real-time.


Plug load managment system
B2B smart outlets
Run by a centralized machine learning web application
Easily and quickly installed (no electrician needed)
Reduces plug load by 30%
Requires no large up-front costs
Manages commercial assets
Can integrate with existing BMS systems
30%
Reduction in plug load
Self-Installed
No electrician or sub cotractors needed
0:10
Setup time
36%
Of your energy bill automated

Sapient helps commercial buildings understand, forecast, control, and automate the energy consumed at the plug. It allows you to filter by individual device types, rooms, floors, regions of a building, departments, or any combination of those parameters, in order to drive better decision-making and reduce waste, improving businesses' bottom lines, preventing the disruption of mission-critical devices, identifying underutilized space, and improving safety.



Evaluate office space utilization
Track and correlate operating expenses with actual energy costs
Report machine diagnostics
Sub-meter regions of your building to better serve tenants
Evaluate appliance over/under usage
Improve safety by detecting anomalies for important devices
Manage building code compliance

As seen in



















Futurism
techradar.
<propmodo>
TechCrunch
IMPACTALPHA
SmartCitiesWorld
COMPELO
URBAN-X
Built By URBAN US MINI
SmartCitiesDIVE

⊑ How It Works

The Sapient plug load management system is sold B2B and consists of smart sockets run by a centralized, enterprise-level machine learning web application. The installation process is quick and easy, with no electrician or rewiring necessary.



Set up your building on the web app | Outlets shipped to your door | Scan the back of an outlet or power strip | Plug in



Disaggregate power data to understand how power is being used

Sapient enables you to select custom time intervals to analyze power draw by device type. Sapient allows you to view floor- and room-level energy usage breakdowns alongside costed occupancy metrics and trend analytics.

Apply rules to control plug load

Sapient uses machine learning to generate rules that optimize power delivery to devices based on thebehavior of the people in the building. In less than a few seconds after a device is plugged in, Sapient detects the type of device it is. Our algorithms then work to understand the behavioral patterns of the building's occupants and generate rules that control power delivery and reduce waste. Sapient provides custom notification alerts for usage anomalies, potential safety hazards, KPI statuses, demand peaks, and savings generated.



Sales & Growth

Sapient launched the first iteration of the plug load management system in late September and attracted **nearly eight million square feet** in deployments within a few short weeks, booking **nearly half a million dollars in revenue** for 2019.

We have expanded our building deployment pipeline from several dozen to over **48,000** buildings, representing a cumulative **$1.2B annual recurring revenue** opportunity from our current clients alone. Since our launch in September, we've increased our total contract value by over **1,800%**, and our booked revenue by **21,150%.**



Sales
contracted for installation by mid-2019
Value: $425K ($290k ARR)
Pilots
2019 Deployment Interest
8M sqft Scheduled deployments from customer pipeline
Value: $2.4M ARR
Pipeline
48,000 buildings in sales pipeline
Value: $1B ARR

Previous Investors

Sapient is venture-backed and has previously raised capital from strategic real estate angel investors, BMW-MINI's Urban-X, Urban Us Fund, and Engage Ventures.



Business Model

We employ a hardware-as-a-service model, charging customers a one-time set-up fee, followed by a recurring annual service fee. Our solution involves a very small upfront cost and simplifies the installation process. We have solved the challenges facing many companies in the building controls and automation space — long sales cycles and large upfront capital expenditures. Our model

allows customers to roll the cost of our system in their operating expenses, bypassing lengthy approval processes and extended deployment timelines. We make it easy for customers to say 'yes.' We also offer them the option to capitalize the expense and pay for the system upfront.

 



There are over **1 million commercial office buildings in the U.S.**, with a combined footprint of over **16 billion square feet**. Sapient's business model prices deployments on the basis of building square footage which can be used to calculate the total addressable market for commercial office space in the US. This equates to a **$130bn market opportunity**.

In addition, commercial building floor space is expected to **increase 39% over 2017 levels by 2050**, indicating that the market opportunity will continue to grow.



The market that Sapient operates within is saturated with companies that focus on building-wide power, HVAC, or lighting. Sapient enjoys a **first-mover advantage** in the industry, as it is currently the only established, dedicated plug load management system on the market. Several companies focus on selling smart outlets in the smart home IoT space, but these solutions are not designed for large-scale deployments, building-wide management and analytics, or enterprise-level software controls. There are no other companies that address the problem of plug load for businesses. We consider B2C smart outlet and smart home companies to be **potential partners for future integration** into the Sapient product suite in order to supplement our options for commercial real estate.


Total Building Power
SAPIENT
Plug load
+100s
bidgely
SolarCity
Schneider Electric
Johnson Controls
Honeywell
bractlet
OPOWER
DIGITAL LUMENS
SIEMENS
Heating, Cooling, Ventilation, Lighting, Water Heating, Refrigeration, Infrastructural Equipment
36%
64%

What's Next?

Our plans for the coming year.


Q4'18
Sapient v1.0
The release of the Sapient system v1.0 was launched in Q4 2018 for select pilots and testing.
Features
• Building KPI Dashboard
• Building Analytics Dashboard
• Floorplan editor and building explorer tools
Q2'19
Sapient v2.0
The release of the Sapient system v2.0 is scheduled for the end of Spring 2019.
New Features
• Device detection and rule generation
• Administrative roles
• Behavioral analysis and reporting tools
• Asset management tools
Q3'19
Sapient v3.0





Our Team

180 years of experience, 20 industries covered, and 80 products launched





Sam Parks

CO-FOUNDER

Sam is a graduate of the University of Pennsylvania in applied physics with research interests in quantum computation and quantum information technology. His experience began in the field of nanotechnology and nanofabrication as a scientist at the Singh Center for Nanotechnology and extends to the field of quantum engineering and computation at the University of

Pennsylvania's Quantum Engineering Laboratory as a former applied physics PhD student. While his education includes extensive work in mathematics and computer science, he now develops the core of Sapient's technology suite.

Sam is a Sophia International Scholar, Reagan Fellow, and a recipient of the UPenn Scholar grant. Recently, Sam has spoken at regional eco-engineering and sustainability initiative conferences to inspire his generation of engineers and innovators to collaborate in a unified effort to integrate previously disconnected fields of science into sustainable technology.



Martin Koch
CO-FOUNDER

Wharton

HARVARD UNIVERSITY

Martin attended The Wharton School of Business, having studied real estate and law. Prior to co-founding Sapient, Martin explored asset management, as well as real estate and criminal law. Early in his career, he rose to the position of General Manager at a financial institution, managing day-to-day operations, while also serving on the Board of Directors. During this time, he developed a passion for solving big problems in sustainability which eventually lead to his decision to focus exclusively on building Sapient.

Martin is an avid language learner with a lifelong passion for mountain climbing, having spent nearly a year at high-altitude in the Himalayas including on Mount Everest, Chhukung Ri, and Island Peak.



Dave Bradley
CHIEF TECHNOLOGY OFFICER

Stanford University

Over Dave's 20-year career in hardware product development he has launched over 30 innovative and award-winning products into medical, computing, and consumer device global markets for start-ups and Fortune 500 companies. He has managed internal and external engineering teams in the US, India, Korea, Europe, and China in the development of world-class products from concept through stable high-volume production. Previously, Dave managed iPad development programs at Apple.

Today, Dave is Sapient's Chief Technology Officer– responsible for bringing Sapient AEMS to market. He oversees the selection of manufacturers, designers, and engineering firms that aid in designing, building, and testing our high-quality hardware.



Steve Martin
DIRECTOR OF ENGINEERING



Steve is driven by unrelenting curiosity and the fun of creating new technologies. His background in structural engineering led him to a twenty-year career building software systems focused on the virtualization of entire industries. Steve specializes in designing products built on BIM, CAD, GIS, IoT, and visualization technologies to address needs in the engineering, construction and operations lifecycle. Notable solutions he has delivered include web-based 2D and 3D asset management integrations that enabled data-driven exploration and reporting for floor plans and building systems.

Prior to Sapient, Steve established and oversaw the operations of a technology consulting division where he built and led a team of developers to meet the diverse needs of clients from startups to Fortune 500 companies. Steve is a lifelong learner who spends his free time listening to technology podcasts at the grocery, turning his old house into a smart home, and playing Minecraft with his kids.



Vipula Sateesh
MACHINE LEARNING ENGINEER



Vipula is a graduate student of University of Pennsylvania in Computer Engineering. During her academic career, her focuses were Embedded Systems and Internet Of Things (IOT)- eventually delving into Analog and Digital Integrated Circuits during graduate school. Vipula has developed several end-to-end IOT products, while her current research involves parallel computing on Finite State Machines.

Vipula started her journey at Sapient in 2017 designing and optimizing printed circuit boards for Sapient's proprietary smart outlet and oversaw the design and implementation of several embedded systems. Currently, she now manages the development of Machine Learning models and experimental algorithms for device detection and modeling human behavior.




Phillip Trent
EMBEDDED SYSTEMS ENGINEER

Phillip is a graduate of the University of Pennsylvania in computer engineering. He manages the embedded hardware and software subsystems responsible for tracking occupancy and human "hyper-location". His interests are in operating systems security, embedded software, and hardware/software interfaces.

He comes to Sapient with a background at Xilinx in hardware design, operating system development, and automation, as well as UI/UX design and iOS development. In his free time, he enjoys coffee, hiking, wine, and travel.





Sophia Yushchenko
BUSINESS DEVELOPMENT

Sophia Yushchenko attended New York University Abu Dhabi, where she studied Economics, Psychology and History. In 2017, Sophia co-founded the NGO Connect Ukraine, which brings together social entrepreneurs and corporates, visionary innovators and creative artists, technologists, and ethical hackers from Ukraine and all over world to brainstorm ideas, develop prototypes and co-create projects able to define the future of Ukraine. She also co-founded the charity organization Children of the World to the Children of Ukraine to support children of Ukraine's fallen soldiers.

At Sapient, Sophia focuses on strategic business development and strategy as well as market and competitor analysis.





Paris Thatos
CONTENT CREATOR

Paris is a graduate of the University of Pennsylvania, having studied neuroscience with coursework in the statistical and cognitive sciences. He has experience in the biotech space from both the equity and clinical sides, most recently designing and publishing mathematical models describing new surgical techniques in dermatology.

Paris is creating a library of literature from white papers to industry insight centered around the Sapient product.



Marketing and Business Development client engagement expert with over 25 years experience for architecture, planning, interior design and construction firms with a concentration on the college/university and corporate facilities markets.

Over the years, Rick has collaborated with firm principals and senior staff and implemented strategies to implement marketing and business development action plans to increase market share.



Dave has nearly 30 years of experience in business operations and program management and is a customer-focused leader in energy conservation and urban tech/smart cities. With diverse experience across private and public sectors, startups, and corporate environments, Dave has served as the program manager for Lockheed Martin and directed the largest commercial real estate energy efficiency outreach program in United States while at HR&A Advisors.



Dori is ranked at the top 5% of global workforce for Innovation and Leadership, and focuses on commercializing through innovation, business development, deal-making with strategic key technology partnerships. Dori has extensive experience working in fast-paced, early-stage, venture-backed entrepreneurial environments as well as established global multinationals.

Dori is a Techstars IoT Mentor and Alum, as well as a frequent speaker at key industry events such Mobile World Congress, CES, and NAB.



Claus has several decades of experience in the finance and business management sectors. He has worked in investment management, commodities trading and derivative sales, serving first as a Managing Director in the Commodity and Derivatives Sales Division at BNP Paribas and later as a Managing Director of the Commodity and Derivates Division at Bank of America Merill Lynch. Claus has also advised several successful mining and technology start-ups.

Join us on the final frontier of building efficiency

Team

   Sam Parks   Founder

	Martin Koch	Founder
	Steve Martin	Director of Engineering
	Dave Bradley	CTO
	Vipula Sateesh	Machine Learning Engineer
	Phillip Trent	Software Engineer
	Dori Gurwitz	Strategic Development Advisor
	Rick Holmes	Construction and Architecture Advisor
	Dave Yeskel	Energy and Utilities Advisor
	Claus Pramer	Banking and Asset Management Advisor



| | Sophia Yushchenko | Business Development |
| | Paris Thatos | Content Creator |

Perks

$50	Mention in our newsletter of over 40,000 subscribers
$150	Featured on our website | Mention in our newsletter of over 40,000 subscribers
$500	Sapient Partner Hat | Featured on our website | Mention in our newsletter of over 40,000 subscribers
$1,000	A Sapient Smart Socket | Sapient Partner Hat | Featured on our website | Mention in our newsletter of over 40,000 subscribers
$2,000	Sapient Partner T-Shirt | A Sapient Smart Socket | Sapient Partner Hat | Featured on our website | Mention in our newsletter of over 40,000 subscribers
$5,000	A Sapient Smart Power Strip | Sapient Partner T-Shirt | A Sapient Smart Socket | Sapient Partner Hat | Featured on our website | Mention in our newsletter of over 40,000 subscribers

FAQ

**How do I earn a
return?**

We are using Republic's Crowd SAFE security. Learn how this translates into a return on
investment here.

EXHIBIT D
Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SAPIENT INDUSTRIES, INC.

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

This Series 2019 Crowd SAFE (this "**Crowd SAFE**") certifies that in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE] (the "***Investment Date***"), Sapient Industries, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $9,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock or Common Stock, as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock or Common

Stock, as applicable, shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" means a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

    (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

    (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Stock of the Company's Capital Stock on any matters to which the proxy agreement applies; and

    (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (i) the legal requirements within its jurisdiction for the purchase of this instrument; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i) Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j) Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS

PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SAPIENT INDUSTRIES, INC.

By:
Name: Martin Koch
Title: Co-Chief Executive Officer

By:
Name: Sam Parks
Title: Co-Chief Executive Officer

Address: 1735 Market Street, Philadelphia, PA 19103, USA
Email: martin@sapient.industries and sam@sapient.industries

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Sapient Industries, Inc., a Delaware corporation (the "***Company***") and [Investor] ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree to this Irrevocable Proxy (this "***Irrevocable Proxy***") as follows:

1. **Grant of Irrevocable Proxy**.

   (a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this Irrevocable Proxy ("***Holder***") (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this Irrevocable Proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this Irrevocable Proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   (c) This Irrevocable Proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   (a) The Stockholder has all necessary rights, power and authority to execute, deliver and perform his or her obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

(b) The Stockholder is the record owner of the Shares and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this Irrevocable Proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. Equitable Remedies. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of (i) the Stockholder and (ii) the Intermediary .

7. Controlling Provisions. If any of the terms, conditions, or provisions of this Irrevocable Proxy are inconsistent or contrary to the terms in the Crowd SAFE, such Crowd SAFE shall control.

8. Assignment.

(a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

(b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

9. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(Signature page follows)

INVESTOR:
By:
Name:

Date:

INTERMEDIARY:
By:
Name:
      CCO, OpenDeal Portal LLC d/b/a Republic
Date: